UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 22, 2017, the Restructuring Effective Date, Ocean Rig UDW Inc., a Cayman Islands company, ("Ocean Rig" or "UDW" or the "Company") an international contractor of offshore deepwater drilling services, announced that the Scheme Conditions under the schemes of arrangement (the "Schemes") in respect of the Company and each of Drillships Financing Holding Inc., Drill Rigs Holdings Inc. and Drillships Ocean Ventures Inc. (each in provisional liquidation) have been satisfied (or waived) in accordance with the terms of the relevant Scheme, the Restructuring Effective Date has occurred and the Company has completed its restructuring.
Attached hereto as Exhibit 10.1 is a copy of the Credit Agreement, dated September 22, 2017, by and among Ocean Rig, as parent, several of Ocean Rig's subsidiaries, as borrowers, the lenders party thereto, and Deutsche Bank AG New York Branch as administrative agent and collateral agent.
Attached hereto as Exhibit 10.2 is a copy of the Intercreditor Agreement, dated September 22, 2017, by and among Ocean Rig, as parent, several of Ocean Rig's subsidiaries as borrowers, any First Lien Collateral Agent, as defined therein, and Deutsche Bank AG New York Branch, as collateral agent.

Attached hereto as Exhibit 10.3 is a form of the Governance Agreement, entered into by and among Ocean Rig, the subsidiaries of Ocean Rig party thereto and various Scheme Creditors.

Attached hereto as Exhibit 10.4 is a copy of the Management Services Agreement, dated September 22, 2017, by and among Ocean Rig, the subsidiaries of Ocean Rig party thereto and TMS Offshore Services Ltd.

Attached hereto as Exhibit 99.1 is a copy of the press release of the Company dated September 22, 2017: "Ocean Rig UDW Inc. Announces the Completion of its Restructuring and the Occurrence of the Restructuring Effective Date", relating to the closing of the restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: September 22, 2017	By: /s/George Economou
George Economou
Chief Executive Officer